EXHIBIT C


                      Central and South West Services, Inc.

Name                       Prior Year Compensation   To Be Received


Mark Menezes               115,600                   119,068

Fred Wendorf               115,000                   118,450

Sabrina Campbell            80,340                    82,750

Jeanne Wolak                75,000                    77,250